STRATUM HOLDINGS, INC.
Three Riverway, Suite 1590
Houston, Texas 77056
(713) 479-7050
Fax (713) 479-7080

June 7, 2010

Mr. Eric McPhee
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stratum Holdings, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Period Ended March 31, 2009
File No. 0-51229

Dear Mr. McPhee:

On behalf of Stratum Holdings, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 4, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the period ended March 31, 2009.

Response to Comment 1:
As indicated in our letter dated March 5, 2010, Exhibit 10.25 of our 2008 Form 10-K is the Securities Purchase Agreement incorporated by reference from Exhibit 10.1 of our Form 8-K filed on March 14, 2008.  Page iii of Exhibit 10.1 lists a number of underlying exhibits and schedules to the Securities Purchase Agreement, several of which were filed as separate Exhibits.  Shown below is a complete list of the underlying exhibits and schedules to the Securities Purchase Agreement:

Mr. Eric McPhee
June 7, 2010

Exhibit A	-	Decca Non-competition Agreement
Exhibit B	-	Decca Option Agreement (filed as Exhibit 10.3)
Exhibit C	-	Escrow Agreement (filed as Exhibit 10.2)
Exhibit D	-	Non-competition Agreement
Exhibit E	-	Sublease Agreement
Exhibit F	-	Transition Services Agreement (filed as Exhibit 10.4)
Exhibit G	-	Triumph MOU
Exhibit H	-	Opinion of Seller’s Legal Counsel
Exhibit I	-	Opinion of Buyer’s Legal Counsel
Exhibit 2.2	-	Purchase Price Calculation
Exhibit 5.1(e)	-	MSA Agreements
Exhibit 5.1(f)	-	MSA Agreements

As indicated in our letter dated March 5, 2010, our legal counsel, Haynes & Boone, concluded that only Exhibits B, C and F listed above were sufficiently material to be filed as separate Exhibits (which we have identified by the parenthetical Exhibit numbers underscored above).  At the same time, Haynes & Boone, concluded that the remainder of the underlying exhibits and schedules shown above were not material to be filed as separate Exhibits to our Form 8-K.

It was our opinion at the time of the original filing (and continues to be our view today) that the unfiled exhibits and schedules to the Securities Purchase Agreement were clearly immaterial to the overall sales transaction and that filing them now would provide little or no useful information to our investors regarding a transaction that occurred more than two years ago.  Further, these exhibits and schedules comprise approximately 400 pages and it would cost us approximately $5,000 to have them EDGAR-ized for filing.

As further indicated in our letter dated March 5, 2010, Exhibit 10.32 of our 2008 Form 10-K is the Second Amended and Restated Credit Agreement incorporated by reference from Exhibit 10.2 of our Form 10-Q filed on August 13, 2008.   Exhibit 10.2 lists or references a number of underlying exhibits and schedules to the Second Amended and Restated Credit Agreement, several of which were filed as separate Exhibits.  Shown below is a complete list of the underlying exhibits and schedules to Second Amended and Restated Credit Agreement:

Exhibit I	-	Form of Note
Exhibit II	-	Form of Borrowing Request
Exhibit III	-	Form of Compliance Certificate
Exhibit IV	-	Disclosures
Exhibit V	-	Borrowing Base Oil and Gas Properties
Exhibit VI	-	Purchasers of Production
N/A	-	Guaranty Agreement (filed as Exhibit 10.3)
N/A	-	Promissory Note (filed as Exhibit 10.4)
N/A	-	Security Agreement (filed as Exhibit 10.5)

Mr. Eric McPhee
June 7, 2010

As indicated in our letter dated March 5, 2010, our legal counsel, Haynes & Boone, concluded that only the last three referenced exhibits listed above were sufficiently material to be filed as separate Exhibits (which we have identified by the parenthetical Exhibit numbers underscored above).  At the same time, Haynes & Boone, concluded that the remainder of the underlying exhibits and schedules shown above were not material to be filed as separate Exhibits to our Form 10-Q.

It was our opinion at the time of the original filing (and continues to be our view today) that the unfiled exhibits and schedules to the Second Amended and Restated Credit Agreement were clearly immaterial to the overall financing transaction and that filing them now would provide little or no useful information to our investors regarding a transaction that occurred nearly two years ago.  Further, these exhibits and schedules comprise approximately 400 pages and it would cost us approximately $5,000 to have them EDGAR-ized for filing.

*****

If you have any questions, please call me in the Houston office at (713) 479-7050, or contact me by fax at (713) 479-7080 (new fax number).  We also call your attention to the fact that, since the third quarter of 2008, our office has been located in a different suite number than the suite number reflected in your records.  We reported a timely change of address from Suite 1500 to Suite 1590 at the same street address in our Form 10-Q filed on November 10, 2008 (see Part II, Item 5).  However, this change has never been reflected in our “home” page on EDGAR.

Sincerely,

/s/ D. Hughes Watler, Jr.
     D. Hughes Watler, Jr.
     Chief Financial Officer